UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 30, 2016

(Date of earliest event reported)

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200

Barrington, Illinois 60010

(Full mailing address of principal executive offices)

(847) 277-9930

(Issuer’s telephone number, including area code)

Item 4. Changes in Issuer’s Certifying Accountant

(a) Previous independent accountant

On November 30, 2016, GK Investment Holdings, LLC (“GKIH” and/or the “Company”) notified Plante & Moran, PLLC (“P&M”), an independent registered public accounting firm, that effective November 30, 2016, the Company had decided to dismiss P&M as the Company’s independent registered public accounting firm. The decision to dismiss P&M was made and approved by GK Development, Inc., GKIH’s manager and sponsor.

The audit report of P&M for the fiscal period ended December 31, 2015 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to audit scope, or accounting principles.

During the most recent fiscal period ended December 31, 2015 and through November 30, 2016, the Company had no disagreements with P&M on any matter of accounting principles or practices, financial statement disclosure, or, auditing scope or procedure, which disagreement, if not resolved to their satisfaction, would have caused P&M to make reference to the subject matter of the disagreement in connection with its report. In addition, during that time there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided P&M with a copy of the disclosures required by Item 304(a) contained in this report on Form 1-Uand has requested that P&M furnish GKIH with a letter addressed to the Securities and Exchange Commission stating whether P&M agrees with the statements made by the registrant in this Form 1-U and, if not, stating the respects in which it does not agree. A copy of P&M’s letter dated November 30, 2016, is filed as Exhibit 1 to this Form 1-U.

(b) New independent accountant

Effective as of November 30, 2016, the Company engaged Eide Bailly LLP (“Eide Bailly”) as its new independent registered public accounting firm. The decision to engage Eide Bailly was made and approved by GK Development, Inc., GKIH’s manager and sponsor. The headquarters of Eide Bailly is located in Fargo North Dakota and Eide Bailly is registered with the Public Company Accounting Oversight Board.

During the most recent fiscal period ended December 31, 2015 and through November 30, 2016, the Company has not consulted with Eide Bailly regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) any matter that was either subject to a disagreement (as to terms in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as that term is described in Item 304(a)(1)(v) of Regulation S-K).

Item 9. Other Events

Exhibits

Exhibit No.	Description of Exhibit

9.1	Plante & Moran, PLLC letter addressed to the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	President and Sole Director
	Date:	December 1, 2016

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Exhibit Index

Exhibit No.	Description of Exhibit

9.1	Plante & Moran, PLLC letter addressed to the Securities and Exchange Commission.

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